SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             SYNREAL SERVICES CORP.
                                (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    87162D 10 2
                                 (CUSIP NUMBER)

                         DAVID M. LOEV, ATTORNEY AT LAW
                               2777 ALLEN PARKWAY
                                   SUITE 1000
                              HOUSTON, TEXAS 77019
                                 (713) 524-4110
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                DECEMBER 4, 2003
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS
SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX.     [ ]


The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934
 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

|1|     NAMES  OF  REPORTING  PERSONS
        S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON

     Frank  Goldstin    ###-##-####
--------------------------------------------------------------------------------
|2|     CHECK  THE APPROPRIATE BOX IF A MEMBER OF A GROUP *          (a)[ ]
                                                                     (b)[ ]
--------------------------------------------------------------------------------
|3|     SEC  USE  ONLY
--------------------------------------------------------------------------------
|4|     SOURCE  OF  FUNDS*
        SC,  PF
--------------------------------------------------------------------------------
|5|     CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS
        REQUIRED  PURSUANT  TO  ITEMS  2(d)  or  2(e)                   [ ]
--------------------------------------------------------------------------------
|6|     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
        United  States
--------------------------------------------------------------------------------
                    |7|  SOLE  VOTING  POWER
NUMBER  OF               2,547,693
SHARES              ------------------------------------------------------------
BENEFICIALLY        |8|  SHARED  VOTING  POWER
OWNED  BY  EACH          N/A
REPORTING           ------------------------------------------------------------
PERSON  WITH        |9|  SOLE  DISPOSITIVE  POWER
                         2,547,693
--------------------------------------------------------------------------------

|10|     SHARED  DISPOSITIVE  POWER
         N/A
--------------------------------------------------------------------------------
|11|     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
         2,547,693
--------------------------------------------------------------------------------
|12|     CHECK  BOX  IF  THE  AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES  *          N/A
--------------------------------------------------------------------------------
|13|     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
         64.2%
--------------------------------------------------------------------------------
|14|     TYPE  OF  REPORTING  PERSON  *
         IN
--------------------------------------------------------------------------------

ITEM  1.  Security  and  Issuer

Schedule 13D relates to the Common Stock of Synreal Services Corp. The principal executive offices of Synreal Services Corp. are located at 308 West Erie, Floor 2, Chicago, Illinois 60610.

ITEM  2.  Identity  and  Background

(a)-(c) This Statement on Schedule 13D is being filed by Frank Goldstin. Mr. Goldstin's business address is 308 West Erie, Floor 2, Chicago, Illinois 60610. Mr. Goldstin is the Chief Executive Officer of Synreal Services Corp. Mr. Goldstin is also the Chief Executive Officer, President and Treasurer of G/M Productions, Inc. ("GMP"), a wholly owned Nevada subsidiary of Synreal Services Corp. Mr. Goldstin also serves as a Director of both GMP and Synreal Services Corp.

(d)-(e) During the last five years, Mr. Goldstin: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr.  Goldstin  is  a  citizen  of  the  United  States.

ITEM  3.  Source  of  Amount  of  Funds  or  Other  Compensation

Mr. Goldstin acquired an aggregate of 1,000,000 shares of Common Stock of Synreal Services Corp. as follows: 500,000 shares from Brian Chelin and 500,000 shares from Jennifer Wallace, pursuant to a Stock Purchase Agreement dated December 4, 2003, which is attached hereto as Exhibit 1. Mr. Goldstin acquired the shares of Common Stock of Synreal Services Corp. for an aggregate amount of $225,000. Mr. Goldstin subsequently transferred 68,000 shares to LSC Associates, LLC and 12,000 shares to JJK and Associates. Mr. Goldstin also acquired 1,627,693 shares of Common Stock of Synreal Services Corp. in exchange for 920 shares of common stock of GMP pursuant to an Exchange Agreement dated December 4, 2003 (the "Exchange") which is incorporated by reference under
Exhibit 2. As a result of these transactions, Mr. Goldstin owns 2,547,693 shares of Common Stock.

ITEM  4.  Purpose  of  Transaction

Mr. Goldstin acquired the securities of Synreal Services Corp. for investment purposes. Depending on general market and economic conditions affecting Synreal Services Corp. and other relevant factors, Mr. Goldstin may purchase additional securities of Synreal Services Corp. or dispose of some or all of securities from time to time in open market transactions, private transactions or otherwise.

Mr.  Goldstin does not have any plans or proposals which relate to or result in:

(a) the acquisition by any person of additional securities of Synreal Services Corp., or the disposition of securities of Synreal Services Corp.;

(b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Synreal Services Corp. or any of its subsidiaries other than the reverse merger transaction which resulted in GMP becoming a wholly-owned subsidiary of the Company;

(c) a sale or transfer of a material amount of assets of Synreal Services Corp. or any of its subsidiaries;

(d) any change in the present board of directors or management of Synreal Services Corp., including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of Synreal Services Corp. other than that which occurred due to the acquisition of GMP;

(f) any other material changes in Synreal Services Corp.'s business or corporate structure;

(g) changes in Synreal Services Corp.'s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Synreal Services Corp. by any person;

(h) causing a class of securities of Synreal Services Corp. to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of Synreal Services Corp. becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)     any  action  similar  to  any  of  those  enumerated  above.

ITEM  5.  Interest  in  Securities  of  the  Issuer

(a)     Frank  Goldstin  beneficially  owns  2,547,693  shares  of Common Stock,
$0.001 par value, of Synreal Services Corp. The shares of Common Stock beneficially owned by Mr. Goldstin constitute approximately 64.2% of the total number of shares of Common Stock of Synreal Services Corp., based upon 3,969,231 shares of Common Stock outstanding as of December 5, 2003.

(b) Mr. Goldstin has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the shares beneficially owned by Mr. Goldstin.

(c) Mr. Goldstin acquired the Common Stock as a result of the transactions discussed in ITEM 3, above.

(d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by Mr. Goldstin.

(e)     Not  applicable.

ITEM 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

None

ITEM  7.  Material  to  be  Filed  as  Exhibits

     Exhibit 1 Stock Purchase Agreement dated December 4, 2003, between Jennifer Wallace and Frank Goldstin.

     Exhibit 2 Stock Purchase Agreement dated December 4, 2003 betweem Bran Chelin and Frank Goldstin.

     Exhibit 3(1) Exchange Agreement dated December 4, 2003, between Synreal Services Corp. and G/M Productions, Inc.

(1)  Filed  as  an  exhibit  to  our  Form  8-K  filed  on  December  8,  2003.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December  8,  2003               By:  /s/  Frank  Goldstin
                                            ----------------------
                                            Frank  Goldstin

EXHIBIT 1


                            STOCK PURCHASE AGREEMENT
                            ------------------------


THIS AGREEMENT is made and entered into this 4th day of December, 2003, by and between Jennifer Wallace of 600 - 890 West Pender Street, Vancouver, BC V6C 1J9 (hereinafter referred to as the "Seller") and Frank Goldstin of 308 West Erie, 2nd Floor, Chicago, Illinois 60610 (hereinafter referred to as the "Purchaser");

WITNESSETH:

     WHEREAS, the Seller is the current owner and holder of issued and outstanding shares of common stock, $.001 par value, of Synreal Services Corp., hereinafter referred to as the "Corporation", a Nevada corporation;

     WHEREAS, the Purchaser desires to purchase and the Seller desires to sell or cause to be sold the Seller's entire holdings in the Corporation's capital stock, namely 500,000 shares of common stock (the "Seller's Stock"), upon the terms and subject to the conditions hereinafter set forth; and

     WHEREAS, contemporaneous with the closing of the purchase and sale of the Seller's Stock as contemplated in this Agreement, the Corporation and G/M Productions, Inc., parties to a certain exchange agreement dated December 4, 2003 (the "Exchange Agreement"), will close that Agreement pursuant to which the Corporation shall acquire all of the issued and outstanding capital stock of G/M Productions, Inc. (the "Exchange Transaction");

     NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement, and in order to consummate the purchase and the sale of the Seller's Stock aforementioned, it is hereby agreed as follows:

1.  PURCHASE AND SALE.  CLOSING.

a. Purchase and Sale of Seller's Stock. Subject to the terms and conditions hereinafter set forth, at the closing of the transaction contemplated hereby, the Seller shall sell, convey and transfer, or cause to be sold, conveyed or transferred, the Seller's Stock and deliver to the Purchaser certificates representing such stock, and the Purchaser shall purchase from the Seller the Seller's Stock in consideration of the purchase price of US$112,500.00(the "Purchase Price"). The certificates representing the Seller's Stock shall be duly endorsed for transfer or accompanied by appropriate stock transfer powers duly executed in blank, in either case with signatures guaranteed in the customary fashion, and shall have any necessary documentary transfer tax stamps affixed thereto at the expense of the Seller.

b. Condition to Closing. The obligations of the Seller and the Purchaser to complete the purchase and sale of the Seller's Stock shall be subject to the following conditions:

     (i) each representation and warranty of each of the Seller and the Purchaser which is contained in this Agreement shall be true, and each of the Seller and the Purchaser shall have performed or complied with all of its covenants, agreements and obligations under this Agreement; and

     (ii) the closing of the Exchange Transaction shall occur contemporaneous with the closing of the purchase and sale of the Seller's Stock as contemplated in this Agreement.

c. Procedure for Closing. The closing of the transactions contemplated by this Agreement (the "Closing"), shall be held at____________, on the ___ day of __________, 2003, or such other place, date and time as the parties hereto may otherwise agree (such date to be referred to in this Agreement as the "Closing Date"). The Purchase Price shall be paid on the Closing Date by way of wire transfer to the Seller's bank account (particulars to be provided by Seller to Purchaser prior to the Closing Date).

2. REPRESENTATIONS AND WARRANTIES OF SELLER. Seller hereby warrants and represents to the Purchaser as follows:

a. Organization and Standing. Corporation is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada in so far as the filing of all corporate reports is concerned, and has the corporate power and authority to carry on its business as it is now being conducted. A true and correct copy of:

     (i) its Certificate of Incorporation and all amendments thereto to date certified by the Secretary of State of the State of Nevada, and

     (ii) its  Bylaws  as  now  in  effect,

     (iii)  will  be  delivered  by Seller to the Purchaser prior to the Closing
          Date.

b. Capitalization. The authorized capital stock of the Corporation consists of 100,000,000 shares of $.001 par value common stock.

c.   Seller's  Stock.

     (i) Seller is the lawful owner of the Seller's Stock, free and clear of all security interests, liens, encumbrances, equities and other charges;

     (ii) Seller acquired the Seller's Stock with investment intent and not with a view to any resale, distribution or other disposition to the public in violation of applicable United States federal or state securities laws;

     (iii) Seller has not offered to sell the Seller's Stock to anyone other than Purchaser;

     (iv) Seller has not offered to sell the Seller's Stock by any form of general solicitation or general advertising, including, but not limited to, (1) any advertisement, article, notice or other communication published in any newspaper, magazine or similar media or broadcast over television or radio; and (2) any seminar or meeting whose attendees have been invited by any general solicitation or general advertising; and

     (v) no commission or other remuneration has or will be paid or given directly or indirectly for soliciting the Purchaser or any other prospective buyer of the Seller's Stock.

d. Authority Relative to this Agreement. Except as otherwise stated herein, the Seller has full power and authority to execute this Agreement and carry out the transactions contemplated by it and, to the knowledge of the Seller, no further action is necessary by the Seller to make this Agreement valid and binding upon Seller and enforceable against it in accordance with the terms hereof, or to carry out the actions contemplated hereby.

e. Notwithstanding anything in this Agreement to the contrary, the parties expressly acknowledge and agree that all representations and warranties of the Seller herein are made without any regard to the Exchange Agreement or the transactions arising therefrom, and are with effect to that point in time immediately prior to the closing of the transaction of purchase and sale contemplated by such agreement. This Agreement shall for all purposes be construed accordingly.

3. REPRESENTATIONS AND WARRANTIES OF PURCHASER: Purchaser hereby warrants and represents to the Seller:

a. Purchaser is purchasing the Seller's Stock for investment purposes only and not with a view to any resale, distribution or other disposition of the Seller's Stock to the public in violation of applicable United States federal and state securities laws;

b. to the knowledge of the Purchaser, other than as contemplated in this Agreement, no contractual arrangement with respect to the sale of the Seller's Stock, oral or written, exists or will exist with respect to the sale of the Seller's Stock;

c. to the knowledge of the Purchaser, no commission or other remuneration has or will be paid or given directly or indirectly for soliciting the Purchaser or any other prospective buyer of the Seller's Stock;

d. Purchaser is a resident of the State of Illinois, and Purchaser received and accepted the offer to purchase the Seller's Stock and received and executed this Agreement and all other materials relating to his purchase of the Seller's Stock in the State of Illinois;

e. Purchaser has had access to adequate information concerning the Corporation, its business, financial condition, results of operations and prospects, including the Corporation's filings with the United States Securities and Exchange Commission, sufficient to make an informed decision concerning the sale of the Seller's Stock, and has been provided with answers to his satisfaction to all of his questions concerning the Corporation;

f. Purchaser has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of the purchase of the Seller's Stock and is able to bear the economic risks of such investment;

g. Purchaser realizes that an investment in the Seller's Stock involves a high degree of risk and will be a highly speculative investment, and he is able, without impairing his financial condition, to hold the Seller's Stock for an indefinite period of time;

h. Purchaser understands that the Seller's Stock have not been registered under the Securities Act of 1933, as amended (the "Act"), or the securities laws of any state of the United States and are being offered and sold pursuant to exemptions from such registration requirements, and he agrees to transfer the Seller's Stock only in a transaction that complies with the registration provisions of the Act and the securities laws of all applicable states or exemptions therefrom;

i. Purchaser is an "accredited investor" as such term is defined in Rule 501(a) of Regulation D promulgated under the Act;

j.   Purchaser  acknowledges  that  he is not accepting delivery of the Seller's
     Stock  as  a  result  of  any  general solicitation or general advertising;

k. Purchaser agrees that if he decides to offer, sell or otherwise transfer the Seller's Stock, he will not offer, sell or otherwise transfer the Seller's Stock directly or indirectly, unless (A) the sale is to the Corporation, (B) the sale is in compliance with the exemption from registration under the Act provided by Rule 144 thereunder, if available, or (C) in compliance with another exemption from registration, in each case after providing evidence satisfactory to the Corporation that such transfer may be made without registration under the Act;

l. Purchaser acknowledges that upon issuance of the Seller's Stock to the Purchaser, and until the same is no longer required under the Act or any securities laws of any state of the United States, the certificates representing the Seller's Stock, and any certificates issued in exchange or in substitution therefor, will be impressed with the following legend:
     "THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT"), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES AND MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (I) TO THE COMPANY, (II) IN COMPLIANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE 1933 ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, OR (III) IN COMPLIANCE WITH ANOTHER EXEMPTION FROM REGISTRATION, IN EACH CASE AFTER PROVIDING EVIDENCE SATISFACTORY TO THE COMPANY THAT SUCH TRANSFER MAY BE MADE WITHOUT REGISTRATION UNDER THE 1933 ACT."; and

m. Purchaser consents to the Corporation making a notation on its record or giving instructions to its transfer agent in order to implement the restrictions on transfer set forth and described herein.

n. Purchaser understands that the investment in the Securities may have tax consequences and that it is the sole responsibility of the undersigned to determine and assess such tax consequences as may apply to its particular circumstances; and

o. Purchaser is responsible for obtaining such legal advice as it considers appropriate in connection with the execution, delivery and performance by it of this Agreement.

4. REPRESENTATIONS AND WARRANTIES OF SELLER AND PURCHASER. Seller and Purchaser hereby represent and warrant that there has been no act or omission by Seller, Purchaser or the Corporation which would give rise to any valid claim against any of the parties hereto for a brokerage commission, finder's fee, or other like payment in connection with the transactions contemplated hereby.

5. EXPENSES. Each of the parties hereto shall pay its own expense in connection with this Agreement and the transactions contemplated hereby, including the fees and expenses of its counsel and its certified public accountants and other experts.

6.  GENERAL.

a. Survival of Representations and Warranties. Each of the parties to this Agreement covenants and agrees that the Seller's representations, warranties, covenants and statements and agreements contained in this Agreement and the exhibits hereto, and in any documents delivered by Seller to Purchaser in connection herewith, shall survive the Closing Date and terminate on the first anniversary of such date. Except as set forth in this Agreement, the exhibits hereto (if any) or in the documents and papers required to be delivered by Seller to Purchaser in connection herewith, there are no other agreements, representations, warranties or covenants by or among the parties hereto with respect to the subject matter hereof.

b. Waivers. No action taken pursuant to this Agreement, including any investigation by or on behalf of any party shall be deemed to constitute a waiver by the party taking such action or compliance with any representation, warranty, covenant or agreement contained herein, therein and in any documents delivered in connection herewith or therewith. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach.

c. Entire Agreement. This Agreement constitutes the entire Agreement and supersedes all prior agreements and understandings, oral and written, between the parties hereto with respect to the subject matter hereof.

d. Sections and Other Headings. The section and other headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

e. Governing Law. This agreement, and all transactions contemplated hereby, shall be governed by, construed and enforced in accordance with the laws of Nevada. The parties herein waive trial by jury and agree to submit to the personal jurisdiction and venue of a court of subject matter jurisdiction located in Nevada. In the event that litigation results from or arises out of this Agreement or the performance thereof, no action shall be entertained by said court or any court of competent jurisdiction if filed more than one year subsequent to the date the cause(s) of action actually accrued regardless of whether damages were otherwise as of said time calculable.

f. Contractual Procedures. Unless specifically disallowed by law, should litigation arise hereunder, service of process therefor may be obtained through certified mail, return receipt requested; the parties hereto waiving any and all rights they may have to object to the method by which service was perfected.

g. Liability. Notwithstanding anything herein contained to the contrary, the maximum aggregate liability (however arising) that the Seller will be exposed to or responsible for in relation to this Agreement or any certificate, schedule or other instrument or document delivered pursuant hereto or in connection with any transaction contemplated hereby, shall be the Purchase Price.

h. Interpretation. Whenever a statement, representation or warranty herein given is qualified by the phrase "to the knowledge of" a specific party, with respect to the existence or absence of facts, such statement, representation or warranty shall indicate that no information has come to the attention of that party which would give the party actual knowledge of the existence or absence of such facts, but shall not imply the party has undertaken any independent investigation to determine the existence or absence of such facts nor shall any constructive knowledge of the existence or absence of facts be inferred from or implied by reason of the fact that the party making such statement, representation or warranty holds any particular office or performs any particular duties or functions of office.

i. Mutual Release. At the time of Closing on the Closing Date, the Purchaser shall appoint a nominee Director for the Corporation and thereafter the Purchaser shall ensure that its nominee causes the Corporation to enter into (and the Seller shall also enter into) a mutual release (in form and substance to the reasonable satisfaction of the Seller's counsel) releasing each other from all liability, damages, and claims which either may have against the other for or by reason of any matter whatsoever arising prior to such time of Closing, save and except for any Directors/Officer indemnity provision that may be contained in the Corporation's Articles of Incorporation.

j. Assignment. Neither party shall assign this Agreement without the consent of the other first had and obtained.


IN WITNESS WHEREOF, this Agreement has been executed by each of the individual parties hereto, all on the date first above written.


Signed, sealed and delivered in the presence of:


                                   /s/ Jennifer Wallace
-------------------------------    -----------------------------
Witness                            Jennifer Wallace - Seller


                                   /s/ Frank Goldstin
-------------------------------    -----------------------------
Witness                            Frank Goldstin - Purchaser

EXHIBIT 2


                            STOCK PURCHASE AGREEMENT
                            ------------------------


THIS AGREEMENT is made and entered into this 4th day of December, 2003, by and between Brian Chelin of 600 - 890 West Pender Street, Vancouver, BC V6C 1J9 (hereinafter referred to as the "Seller") and Frank Goldstin of 308 West Erie, 2nd Floor, Chicago, Illinois 60610 (hereinafter referred to as the "Purchaser");

WITNESSETH:

     WHEREAS, the Seller is the current owner and holder of issued and outstanding shares of common stock, $.001 par value, of Synreal Services Corp., hereinafter referred to as the "Corporation", a Nevada corporation;

     WHEREAS, the Purchaser desires to purchase and the Seller desires to sell or cause to be sold the Seller's entire holdings in the Corporation's capital stock, namely 500,000 shares of common stock (the "Seller's Stock"), upon the terms and subject to the conditions hereinafter set forth; and

     WHEREAS, contemporaneous with the closing of the purchase and sale of the Seller's Stock as contemplated in this Agreement, the Corporation and G/M Productions, Inc., parties to a certain exchange agreement dated December 4, 2003 (the "Exchange Agreement"), will close that Agreement pursuant to which the Corporation shall acquire all of the issued and outstanding capital stock of G/M Productions, Inc. (the "Exchange Transaction");

     NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement, and in order to consummate the purchase and the sale of the Seller's Stock aforementioned, it is hereby agreed as follows:

1.  PURCHASE AND SALE.  CLOSING.

a. Purchase and Sale of Seller's Stock. Subject to the terms and conditions hereinafter set forth, at the closing of the transaction contemplated hereby, the Seller shall sell, convey and transfer, or cause to be sold, conveyed or transferred, the Seller's Stock and deliver to the Purchaser certificates representing such stock, and the Purchaser shall purchase from the Seller the Seller's Stock in consideration of the purchase price of US$112,500.00(the "Purchase Price"). The certificates representing the Seller's Stock shall be duly endorsed for transfer or accompanied by appropriate stock transfer powers duly executed in blank, in either case with signatures guaranteed in the customary fashion, and shall have any necessary documentary transfer tax stamps affixed thereto at the expense of the Seller.

b. Condition to Closing. The obligations of the Seller and the Purchaser to complete the purchase and sale of the Seller's Stock shall be subject to the following conditions:

     (i) each representation and warranty of each of the Seller and the Purchaser which is contained in this Agreement shall be true, and each of the Seller and the Purchaser shall have performed or complied with all of its covenants, agreements and obligations under this Agreement; and

     (ii) the closing of the Exchange Transaction shall occur contemporaneous with the closing of the purchase and sale of the Seller's Stock as contemplated in this Agreement.

c. Procedure for Closing. The closing of the transactions contemplated by this Agreement (the "Closing"), shall be held at ---____________, on the ___ day of __________, 2003, or such other place, date and time as the parties hereto may otherwise agree (such date to be referred to in this Agreement as the "Closing Date"). The Purchase Price shall be paid on the Closing Date by way of wire transfer to the Seller's bank account (particulars to be provided by Seller to Purchaser prior to the Closing Date).

2. REPRESENTATIONS AND WARRANTIES OF SELLER. Seller hereby warrants and represents to the Purchaser as follows:

a. Organization and Standing. Corporation is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada in so far as the filing of all corporate reports is concerned, and has the corporate power and authority to carry on its business as it is now being conducted. A true and correct copy of:

     (i) its Certificate of Incorporation and all amendments thereto to date certified by the Secretary of State of the State of Nevada, and

     (ii) its  Bylaws  as  now  in  effect,

     (iii)  will  be  delivered  by Seller to the Purchaser prior to the Closing
          Date.

b. Capitalization. The authorized capital stock of the Corporation consists of 100,000,000 shares of $.001 par value common stock.

c.   Seller's  Stock.

     (i) Seller is the lawful owner of the Seller's Stock, free and clear of all security interests, liens, encumbrances, equities and other charges;

     (ii) Seller acquired the Seller's Stock with investment intent and not with a view to any resale, distribution or other disposition to the public in violation of applicable United States federal or state securities laws;

     (iii) Seller has not offered to sell the Seller's Stock to anyone other than Purchaser;

     (iv) Seller has not offered to sell the Seller's Stock by any form of general solicitation or general advertising, including, but not limited to, (1) any advertisement, article, notice or other communication published in any newspaper, magazine or similar media or broadcast over television or radio; and (2) any seminar or meeting whose attendees have been invited by any general solicitation or general advertising; and

     (v) no commission or other remuneration has or will be paid or given directly or indirectly for soliciting the Purchaser or any other prospective buyer of the Seller's Stock.

d. Authority Relative to this Agreement. Except as otherwise stated herein, the Seller has full power and authority to execute this Agreement and carry out the transactions contemplated by it and, to the knowledge of the Seller, no further action is necessary by the Seller to make this Agreement valid and binding upon Seller and enforceable against it in accordance with the terms hereof, or to carry out the actions contemplated hereby.

e. Notwithstanding anything in this Agreement to the contrary, the parties expressly acknowledge and agree that all representations and warranties of the Seller herein are made without any regard to the Exchange Agreement or the transactions arising therefrom, and are with effect to that point in time immediately prior to the closing of the transaction of purchase and sale contemplated by such agreement. This Agreement shall for all purposes be construed accordingly.

3. REPRESENTATIONS AND WARRANTIES OF PURCHASER: Purchaser hereby warrants and represents to the Seller:

a. Purchaser is purchasing the Seller's Stock for investment purposes only and not with a view to any resale, distribution or other disposition of the Seller's Stock to the public in violation of applicable United States federal and state securities laws;

b. to the knowledge of the Purchaser, other than as contemplated in this Agreement, no contractual arrangement with respect to the sale of the Seller's Stock, oral or written, exists or will exist with respect to the sale of the Seller's Stock;

c. to the knowledge of the Purchaser, no commission or other remuneration has or will be paid or given directly or indirectly for soliciting the Purchaser or any other prospective buyer of the Seller's Stock;

d. Purchaser is a resident of the State of Illinois, and Purchaser received and accepted the offer to purchase the Seller's Stock and received and executed this Agreement and all other materials relating to his purchase of the Seller's Stock in the State of Illinois;

e. Purchaser has had access to adequate information concerning the Corporation, its business, financial condition, results of operations and prospects, including the Corporation's filings with the United States Securities and Exchange Commission, sufficient to make an informed decision concerning the sale of the Seller's Stock, and has been provided with answers to his satisfaction to all of his questions concerning the Corporation;

f. Purchaser has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of the purchase of the Seller's Stock and is able to bear the economic risks of such investment;

g. Purchaser realizes that an investment in the Seller's Stock involves a high degree of risk and will be a highly speculative investment, and he is able, without impairing his financial condition, to hold the Seller's Stock for an indefinite period of time;

h. Purchaser understands that the Seller's Stock have not been registered under the Securities Act of 1933, as amended (the "Act"), or the securities laws of any state of the United States and are being offered and sold pursuant to exemptions from such registration requirements, and he agrees to transfer the Seller's Stock only in a transaction that complies with the registration provisions of the Act and the securities laws of all applicable states or exemptions therefrom;

i. Purchaser is an "accredited investor" as such term is defined in Rule 501(a) of Regulation D promulgated under the Act;

j.   Purchaser  acknowledges  that  he is not accepting delivery of the Seller's
     Stock  as  a  result  of  any  general solicitation or general advertising;

k. Purchaser agrees that if he decides to offer, sell or otherwise transfer the Seller's Stock, he will not offer, sell or otherwise transfer the Seller's Stock directly or indirectly, unless (A) the sale is to the Corporation, (B) the sale is in compliance with the exemption from registration under the Act provided by Rule 144 thereunder, if available, or (C) in compliance with another exemption from registration, in each case after providing evidence satisfactory to the Corporation that such transfer may be made without registration under the Act;

l. Purchaser acknowledges that upon issuance of the Seller's Stock to the Purchaser, and until the same is no longer required under the Act or any securities laws of any state of the United States, the certificates representing the Seller's Stock, and any certificates issued in exchange or in substitution therefor, will be impressed with the following legend:
          "THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT"), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES AND MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (I) TO THE COMPANY, (II) IN COMPLIANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE 1933 ACT PROVIDED BY RULE
          144 THEREUNDER, IF AVAILABLE, OR (III) IN COMPLIANCE WITH ANOTHER EXEMPTION FROM REGISTRATION, IN EACH CASE AFTER PROVIDING EVIDENCE SATISFACTORY TO THE COMPANY THAT SUCH TRANSFER MAY BE MADE WITHOUT
          REGISTRATION  UNDER  THE  1933  ACT.";  and

m. Purchaser consents to the Corporation making a notation on its record or giving instructions to its transfer agent in order to implement the restrictions on transfer set forth and described herein.

n. Purchaser understands that the investment in the Securities may have tax consequences and that it is the sole responsibility of the undersigned to determine and assess such tax consequences as may apply to its particular circumstances; and

o. Purchaser is responsible for obtaining such legal advice as it considers appropriate in connection with the execution, delivery and performance by it of this Agreement.

4. REPRESENTATIONS AND WARRANTIES OF SELLER AND PURCHASER. Seller and Purchaser hereby represent and warrant that there has been no act or omission by Seller, Purchaser or the Corporation which would give rise to any valid claim against any of the parties hereto for a brokerage commission, finder's fee, or other like payment in connection with the transactions contemplated hereby.

5. EXPENSES. Each of the parties hereto shall pay its own expense in connection with this Agreement and the transactions contemplated hereby, including the fees and expenses of its counsel and its certified public accountants and other experts.

6.  GENERAL.

a. Survival of Representations and Warranties. Each of the parties to this Agreement covenants and agrees that the Seller's representations, warranties, covenants and statements and agreements contained in this Agreement and the exhibits hereto, and in any documents delivered by Seller to Purchaser in connection herewith, shall survive the Closing Date and terminate on the first anniversary of such date. Except as set forth in this Agreement, the exhibits hereto (if any) or in the documents and papers required to be delivered by Seller to Purchaser in connection herewith, there are no other agreements, representations, warranties or covenants by or among the parties hereto with respect to the subject matter hereof.

b. Waivers. No action taken pursuant to this Agreement, including any investigation by or on behalf of any party shall be deemed to constitute a waiver by the party taking such action or compliance with any representation, warranty, covenant or agreement contained herein, therein and in any documents delivered in connection herewith or therewith. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach.

c. Entire Agreement. This Agreement constitutes the entire Agreement and supersedes all prior agreements and understandings, oral and written, between the parties hereto with respect to the subject matter hereof.

d. Sections and Other Headings. The section and other headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

e. Governing Law. This agreement, and all transactions contemplated hereby, shall be governed by, construed and enforced in accordance with the laws of Nevada. The parties herein waive trial by jury and agree to submit to the personal jurisdiction and venue of a court of subject matter jurisdiction located in Nevada. In the event that litigation results from or arises out of this Agreement or the performance thereof, no action shall be entertained by said court or any court of competent jurisdiction if filed more than one year subsequent to the date the cause(s) of action actually accrued regardless of whether damages were otherwise as of said time calculable.

f. Contractual Procedures. Unless specifically disallowed by law, should litigation arise hereunder, service of process therefor may be obtained through certified mail, return receipt requested; the parties hereto waiving any and all rights they may have to object to the method by which service was perfected.

g. Liability. Notwithstanding anything herein contained to the contrary, the maximum aggregate liability (however arising) that the Seller will be exposed to or responsible for in relation to this Agreement or any certificate, schedule or other instrument or document delivered pursuant hereto or in connection with any transaction contemplated hereby, shall be the Purchase Price.

h. Interpretation. Whenever a statement, representation or warranty herein given is qualified by the phrase "to the knowledge of" a specific party, with respect to the existence or absence of facts, such statement, representation or warranty shall indicate that no information has come to the attention of that party which would give the party actual knowledge of the existence or absence of such facts, but shall not imply the party has undertaken any independent investigation to determine the existence or absence of such facts nor shall any constructive knowledge of the existence or absence of facts be inferred from or implied by reason of the fact that the party making such statement, representation or warranty holds any particular office or performs any particular duties or functions of office.

i. Mutual Release. At the time of Closing on the Closing Date, the Seller shall resign his positions as a director and officer of the Corporation and the Purchaser shall appoint a nominee to fill such positions. Immediately thereafter the Purchaser shall ensure that its nominee causes the Corporation to enter into (and the Seller shall also enter into) a mutual release (in form and substance to the reasonable satisfaction of the Seller's counsel) releasing each other from all liability, damages, and claims which either may have against the other for or by reason of any matter whatsoever arising prior to such time of Closing, save and except for any Directors/Officer indemnity provision that may be contained in the Corporation's Articles of Incorporation.

j. Assignment. Neither party shall assign this Agreement without the consent of the other first had and obtained.


IN WITNESS WHEREOF, this Agreement has been executed by each of the individual parties hereto, all on the date first above written.


Signed, sealed and delivered in the presence of:


                                   /s/ Brian Chelin
-------------------------------    -----------------------------
Witness                            Brian Chelin - Seller


                                   /s/ Frank Goldstin
-------------------------------    -----------------------------
Witness                            Frank Goldstin - Purchaser